UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 28, 2017

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports
Under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Barclays 2017 BoE stress test results

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: November 28, 2017

By: /s/ Garth Wright
----------------------
Garth Wright
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: November 28, 2017

By: /s/ Garth Wright
----------------------
Garth Wright
Assistant Secretary

28 November 2017

Barclays PLC
Barclays Bank PLC

2017 Bank of England stress test results

Barclays PLC and Barclays Bank PLC ("Barclays") note the publication today of stress test outcomes for UK banks by the Bank of England ("BoE").  Under the BoE's assessment of the effects of the modelled adverse stress scenario, Barclays' minimum stressed Common Equity Tier 1 ("CET1") ratio over the period 2017-21, after taking account of CRD IV distribution restrictions, was 7.4%, which exceeded the stress test hurdle rate of 6.8%.

The minimum stressed CET1 ratio occurred in 2018 of the test period, and was below the systemic reference point for that year of 7.9%.  However, Barclays was not asked to submit a revised capital plan by the BoE in light of the steps already taken during 2017 to strengthen its capital position.  These actions are reflected in the increase in Barclays CET1 ratio from 12.4% at 31 December 2016, used as the starting point for the stress test, to 13.1% reported at 30 September 2017.  Conversion of Additional Tier 1 securities ("AT1s") was not triggered under the stress test outcomes.

An element of the 5.0% drawdown1 in the BoE's 2017 stress test reflects litigation and conduct issues which Barclays is aiming to resolve.  Barclays continues to target an end state CET1 ratio of around 13%, although it may temporarily run above that level until these legacy issues are resolved.

The stress test hurdle rate of 6.8% comprised the 4.5% CRD IV minimum CET1 ratio requirement and the 2017 Pillar 2A CET1 requirement of 2.3%. The stress test systemic reference point for 2018 was 7.9%, which also included the 1.1% phased-in G-SIB buffer applicable in 2018 based on the November 2016 FSB G-SIB list2.

The minimum stressed UK Tier 1 leverage ratio was calculated at 3.6% after taking account of CRD IV distribution restrictions, which exceeded the 3.25% minimum hurdle rate, but was slightly below the rounded 3.6% systemic reference point. Barclays reported a 5.0% UK Tier 1 leverage ratio as at 31 December 2016, which was the starting point for the stress test modelling.

The BoE stress test results for UK banks can be found on the BoE website at http://www.bankofengland.co.uk/publications/Pages/news/2017/stresstesting.aspx and Barclays' results are summarised below.

1          After taking account of CRD IV distribution restrictions.
2          Based on the 2016 FSB list of Global Systemically Important Banks (G-SIB), published on 21 November 2016, Barclays' G-SIB buffer was reduced from 2.0%    to 1.5%. This G-SIB buffer is reflected in the systemic reference points set from 1 January 2018 onwards.

Summary stress test results

The following Barclays' results are extracted from the BoE stress test results published today:

Capital and Leverage ratios		Minimum Stressed Ratio
	As at 31.12.16	after all strategic management actions including CRD IV related restrictions	As at 30.09.17
Fully loaded CET 1	12.4%	7.4%1	13.1%
PRA Transitional Tier 12	15.6%	9.7%	16.9%
PRA Transitional Total Capital2	19.6%	13.2%	21.2%
CET1 capital (£bn)	45	34	42
Risk weighted assets (£bn)	366	454	324

UK leverage ratio	5.0%	3.6%3	5.1%
UK leverage exposure (£bn)	1,050	1,116	1,002

1          Before applying distribution restrictions, the minimum stressed CET1 ratio was 6.2%.
2          The PRA transitional capital is based on the PRA Rulebook and accompanying supervisory statements.
3          Before applying distribution restrictions and other strategic management actions, the minimum stressed UK Tier 1 leverage ratio was 3.0%.

Ends

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0) 20 7116 4943	+44 (0) 20 7116 6927

About Barclays
Barclays is a transatlantic consumer and wholesale bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.
With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs 82,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.
For further information about Barclays, please visit our website www.barclays.com

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Group. These statements are based on the current beliefs and expectations of Barclays' management and are subject to significant risks and uncertainties. Actual outcomes may differ materially from those expressed in the forward-looking statements. Factors that could impact Barclays' future financial condition and performance are identified in our filings with the Securities and Exchange Commission ("SEC") (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2016) which are available on the SEC's website (www.sec.gov). Subject to Barclays' obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, Barclays does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

No statement in this document is intended as a profit forecast and no statement in this document should be interpreted to mean that the earnings per share for the current or future years would necessarily match or exceed the historical published earnings per share.